RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 14:40:16 13 December 2022 RNS Number : 5793J Unilever PLC 13 December 2022 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Commercial Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 210.2235 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 21.9323 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 59.6692 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.115 59.6692 £ 41.255 232.1558 e) Aggregated information - Volume - Total 59.6692/ 232.1558 €2,870.99/ £9,577.59 f) Date of the transaction 2022/12/09 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Matt Close 2 Reason for the notification a) Position/status President Ice Cream (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 37.3044 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 139.0379 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.115 152.1766 £ 41.255 37.3044 e) Aggregated information - Volume - Total 152.1766 / 37.3044 €7,321.98/ £1,538.99 f) Date of the transaction 2022/12/09 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Business Operations Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 181.5518 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 85.4397 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.115 85.4397 £ 41.255 181.5518 e) Aggregated information - Volume 85.4397 / 181.5518 - Total € 4,110.93/ £7,489.92 f) Date of the transaction 2022/12/09 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status President Nutrition (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 246.6365 PLC EUR shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 174.4826 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) € 48.115 421.1191 e) Aggregated information - Volume - Total 421.1191 € 20,262.15 f) Date of the transaction 2022/12/09 g) Place of the transaction Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Fernando Fernandez 2 Reason for the notification a) Position/status President Beauty & Wellbeing (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 193.6260 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 48.7002 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 47.9115 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.115 47.9115 £ 41.255 242.3262 e) Aggregated information - Volume - Total 47.9115 / 242.3262 €2,305.26 / £9,997.17 f) Date of the transaction 2022/12/09 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification a) Position/status President Personal Care (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 266.9670 PLC ADR shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 398.8740 ADR shares (Dividend equivalents earned on unconditional BT Bonus Shares were reinvested.) c) Currency USD - United States Dollars d) Price(s) and volume(s) Price(s) Volume(s) $ 50.35 665.8410 e) Aggregated information - Volume - Total 665.8410 $ 33,525.09 f) Date of the transaction 2022/12/09 g) Place of the transaction New York Stock Exchange - XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alan Jope 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 1,296.9650 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 551.7557 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 106.1560 ADR shares (Dividend equivalents earned on unconditional BT Bonus Shares were reinvested.) c) Currency EUR - Euro and GBP - British Pound and USD - United States Dollars d) Price(s) and volume(s) Price(s) Volume(s) € 48.115 551.7557 £ 41.255 1,296.9650 $ 50.35 106.1560 e) Aggregated information - Volume - Total 551.7557 / 1,296.9650 /106.1560 €26,547.73/ £53,506.29 / $5,344.95 f) Date of the transaction 2022/12/09 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON New York Stock Exchange - XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status President South Asia (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 215.8524 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 78.5569 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 77.2954 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.115 77.2954 £ 41.255 294.4094 e) Aggregated information - Volume - Total 77.2954/ 294.4094 €3.719,07 / £ 12,145.86 f) Date of the transaction 2022/12/09 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief Transformation Officer & Chief People Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 301.8368 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 186.7675 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.115 301.8368 £ 41.255 186.7675

e) Aggregated information - Volume - Total 301.8368 / 186.7675 €8,986.32 / £12,452.28 f) Date of the transaction 2022/12/09 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 781.5918 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 430.5511 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £ 41.255 1,212.1429 e) Aggregated information - Volume - Total 1,212.1429 £ 50,006.95 f) Date of the transaction 2022/12/09 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief R&D Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 196.5664 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 79.5133 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 37.2042 shares (Dividend equivalents earned on unconditional BT Bonus Shares were reinvested.) • 36.5729 EUR shares (Dividend equivalents earned on unconditional BT Bonus Shares were reinvested.) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.115 36.5729 £ 41.255 313.2839 e) Aggregated information - Volume - Total 36.5729/ 313.2839 €1,759.71 / £ 12,924.53 f) Date of the transaction 2022/12/09 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status President Home Care (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 283.3115 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 164.0518 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 48.115 164.0518 £ 41.255 283.3115 e) Aggregated information - Volume - Total 164.0518 / 283.3115 €7,893.35/ £11,688.01 f) Date of the transaction 2022/12/09 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Maria Varsellona 2 Reason for the notification a) Position/status Chief Legal Officer (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 131.5902 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 619.5466 shares (Dividend equivalents earned on unconditional BT Bonus Shares were reinvested.) c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £ 41.255 751.1368 e) Aggregated information - Volume - Total 751.1368 £30,988.15 f) Date of the transaction 2022/12/09 g) Place of the transaction London Stock Exchange - XLON This information is provided by RNS, the news service of the London Stock Exchange. 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